Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED AUGUST 1, 2013

TO PROSPECTUS DATED APRIL 17, 2013

This Sticker Supplement is part of, and should be read in conjunction with our prospectus dated April 17, 2013, and the Sticker Supplements dated May 16, 2013 and June 7, 2013. Capitalized and other terms used herein without definition have the meanings ascribed to them in the prospectus.

The information contained herein is presented as of August 1, 2013.

PROSPECTUS SUMMARY

Recent Developments

The following replaces in its entirety the section entitled “PROSPECTUS SUMMARY — Recent Developments” on page 1 of the prospectus.

Reduction in Size of Board

At the annual meeting of stockholders held on June 27, 2013, Dr. Bruce Douglas, an independent director, elected not to stand for reelection. As of that date, our board of directors consists of five members. See “MANAGEMENT — Directors and Executive Officers.”

Summary of the Articles of Incorporation and Bylaws

On June 27, 2013, at the annual meeting of stockholders and a subsequent meeting of the board of directors, an amendment and restatement of our charter and an amendment to our bylaws were approved by the Company’s stockholders. See “SUMMARY OF THE CHARTER AND BYLAWS” for further information on the amendments.

Entry into Purchase Agreements for Medical Properties Portfolio I

On June 21, 2013, we, through our operating partnership, entered into an asset purchase agreement to acquire a portfolio of six medical properties totaling 292,974 rentable square feet for an aggregate purchase price of approximately $106.0 million. In connection with the acquisition, we agreed to acquire the respective tenant leases, facility contracts, leases, permits and liabilities associated with the properties which initially consisted of: (i) the Doctors Specialty Hospital located in Leawood, Kansas to be purchased from MMIC Leawood MOB, LLC; (ii) the Bon Secours Health Center at Harbor View located in Suffolk, Virginia to be purchased from MMIC Harbour View, LLC (the “Bon Secours Property”); (iii) the John C. Lincoln Medical Office Plaza I and II (the “Lincoln Medical Office Plaza”) located in Phoenix, Arizona and the North Mountain Medical Plaza located in Phoenix, Arizona to be purchased from MMIC JCL MOB, LLC; (iv) the Escondido Medical Arts Center located in San Diego, California to be purchased from MMIC EMA MOB, LLC; and (v) the Cleveland Clinic Chestnut Commons Medical Office Building (“Cleveland Clinic Chestnut Commons”), located in Elyria, Ohio to be purchased from MMIC Chestnut Commons, LLC. None of the sellers of the Medical Properties Portfolio I properties is affiliated with us or with our advisor.

Two of the properties, the Bon Secours Property and Cleveland Clinic Chestnut Commons, are subject to a right of first refusal in favor of the tenant. An additional two properties, Lincoln Medical Office Plaza and North Mountain Medical Plaza, are subject to a right of first offer in favor of the tenant. After execution of the purchase agreements, the tenant of the Bon Secours Property has exercised its right of first refusal. Accordingly, the aggregate purchase price for the Doctors Specialty Hospital, Lincoln Medical Office Plaza, North Mountain Medical Plaza, Escondido Medical Arts Center and Cleveland Clinic Chestnut Commons (collectively, the “Medical Properties Portfolio I”) has been reduced to approximately $59.5 million. To the extent that any additional right of first refusal or right of first offer is exercised, those properties will not be acquired by the Company and the aggregate purchase price will be further adjusted.

The five Medical Properties Portfolio I properties were built between 1980 and 2008, total 181,890 rentable square feet and feature multiple triple-net leases with a triple-net structure. We expect that the properties will be managed by two separate property managers.

If the transaction is consummated, we may be required to pay earn-out fees upon certain events with respect to the Cleveland Clinic Chestnut Commons.

We intend to fund the purchase of the Medical Properties Portfolio I by financing approximately $35.7 million under a long-term loan. However, we have not entered into a binding financing commitment and no assurance can be given that we will obtain financing on acceptable terms to us, or at all. Although the completion of the transaction is not contingent upon our obtaining debt financing, the failure to obtain the contemplated debt financing would significantly limit our ability to complete the transaction.

Pursuant to the purchase agreement for the Medical Properties Portfolio I, we would be obligated to purchase the properties only after satisfaction of agreed upon conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these medical properties will be acquired by us. We have escrowed an earnest money deposit in the aggregate of $2.0 million, which became non-refundable as of the expiration of the 30-day due diligence period on July 21, 2013. Assuming that outstanding contingencies are satisfied, we anticipate that the closing of the Medical Properties Portfolio I will take place in August 2013.

Entry into Purchase Agreements for Calvert Medical Office Properties

On June 26, 2013, we, through our operating partnership, entered into two related asset purchase agreements to acquire a portfolio of four medical office buildings and associated assets totaling 199,715 rentable square feet for an aggregate purchase price of approximately $46.2 million (the “Calvert Medical Office Properties”). The four properties were built between 1991 and 2009 and consist of (i) one, four-story medical office building (“Calvert Medical Arts Center”) located in Prince Frederick, Maryland, purchased from Calvert Medical Arts Center, LLC; (ii) three, three-story medical office buildings located in Prince Frederick, Maryland, more specifically, (1) one three-story medical office building (“Calvert MOB I”) purchased from Calvert Medical Office Building LP in which Calvert Memorial Hospital of Calvert County (“Calvert Memorial Hospital”) owns a partnership interest, (2) one three-story medical office building (“Calvert MOB II”) purchased from CMH II Holding Co. and (3) one three-story medical office building (“Calvert MOB III”) purchased from CMH II Holding Co.; (iii) two, two-story medical office buildings located in Solomons and Dunkirk, Maryland, respectively; more specifically (1) one two-story medical office building (“Dunkirk Building”) purchased from CMH II Holding Co. and (2) one two-story medical office building (“Solomons Island Building”) purchased from CMH Holding Co. In addition, pursuant to the purchase agreement, we intend to acquire one parking area adjacent to the Solomons Island building located in Solomons, Maryland from CMH Holding. Calvert MOB I, Calvert MOB II and Calvert MOB III are considered a single medical office building. None of the Calvert Medical Office Properties sellers is an affiliate of us or our advisor.

If acquired, each of the Calvert Medical Office Properties are expected to have multiple tenants and be managed by a third-party, unaffiliated property manager. Fifty-five percent of the Calvert Medical Office Properties are expected to be leased to Calvert Memorial Hospital or its affiliates.

We intend to fund the purchase of the Calvert Medical Office Properties by financing approximately $29.4 million under a long-term loan. However, we have not entered into a binding financing commitment and no assurance can be given that we will obtain financing on acceptable terms to us, or at all.

Pursuant to the purchase agreements, the closing of the acquisitions of the Calvert Medical Office Properties is contingent on satisfying certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by us. Initially, we escrowed an earnest money deposit in the aggregate amount of $249,750. Following the expiration of the 45-day due diligence period on August 9, 2013, unless extended, a second deposit in the total amount of $249,750 will become due and payable. If we do not complete the acquisition, we may forfeit the entire $499,500 of the earnest money deposit. Assuming that outstanding contingencies are satisfied, we anticipate that the closing of the Calvert Medical Office Building Portfolio will take place in August 2013.

Entry into Purchase Agreement for South Bay Communities

On July 3, 2013, we, through our operating partnership, entered into three purchase and sale agreements to acquire a portfolio of three senior housing communities featuring an aggregate of 447 residential units comprised of 320 independent living units, 97 assisted living units and 30 memory care units for an aggregate purchase price of approximately $80.5 million (the “South Bay Communities”). The South Bay Communities consists of (i) fee simple interests in land and improvements which constitute (1) the senior housing community located in Lubbock, Texas known as “The Club at Raider Ranch”; and (2) the senior housing community located in Lubbock, Texas known as “The Isle at Raider Ranch” (collectively, the “Lubbock Communities”) to be purchased from RR IL Care Group Limited Partnership and RR AL Care Group Limited Partnership, respectively, for an aggregate purchase price of $55.0 million; (ii) fee simple interests in vacant land adjacent to the Lubbock Communities (the “Raider Ranch Land”) to be purchased from Raider Ranch LP for a purchase price of approximately $3.0 million, upon which the Company anticipates the development of complementary senior housing communities; and (iii) a fee simple interest in the land and improvements which constitute the senior housing community in Oklahoma City, Oklahoma known as the “Town Village” to be purchased from Oakland Care Group LP for a purchase price of approximately $22.5 million. The sellers of the South Bay Communities, none of which are affiliated with us or our advisor, are affiliates of South Bay Partners, Ltd.

The average age of the South Bay Communities is six years. We expect that the South Bay Communities will be managed by a third-party, unaffiliated senior housing management company.

We intend to fund the purchase of the South Bay Communities with cash and will consider other financing alternatives as appropriate.

Pursuant to the purchase agreements for the South Bay Communities, we are obligated to purchase the properties only after satisfaction of agreed upon conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these senior housing communities and related land will be acquired by us. We initially escrowed an earnest money deposit in the aggregate amount of $402,500 upon execution of the purchase agreements for the South Bay Communities and will be required to deposit a second sum of $402,500 if the purchase agreements for the South Bay Communities are not terminated within one day of the expiration of the due diligence period on August 19, 2013. If we do not complete the acquisitions, we may forfeit up to $805,000 of the earnest money deposit. Assuming that outstanding contingencies are satisfied, we anticipate that the closing of the South Bay Communities will take place during the third quarter of 2013.

Acquisition of Knoxville Medical Office Properties

On July 10, 2013, we, through our operating partnership, acquired four medical office properties (the “Knoxville Medical Office Properties”) from each of Jefferson Equity Partners, LLC (“JEP”), Oak Hill Partners, LLC (“OHP”), Knoxville Equity Partners, LLC (“KEP”) and Emory Development Partners, LLC (“EDP”) with an aggregate of 215,647 feet of rentable space which is currently 100% leased for an aggregate purchase price of approximately $57.3 million. See “BUSINESS — Properties — Knoxville Medical Office Properties” for more information.

Knoxville Medical Office Properties Loan

On July 10, 2013, in connection with the closing of the acquisition of the Knoxville Medical Office Properties, we, through our subsidiaries, entered into a credit agreement with Regions Bank in the aggregate principal amount of approximately $38.6 million. See “BUSINESS — Borrowings — Knoxville Medical Office Properties” for further information on this loan.

Sunrise Disposition

On July 1, 2013, pursuant to a purchase and sale agreement dated December 18, 2012 between our subsidiary CHT SL IV Holding, LLC and Health Care REIT, Inc., we completed the sale of our approximately 55% joint venture membership interest in a senior housing joint venture with Sunrise Senior Living Investments, Inc. for a sales price of approximately $61.8 million including transaction costs, of which approximately $0.6 million was paid to our advisor as a disposition fee under the Advisory Agreement. See “BUSINESS — Properties — Dispositions — Sunrise Joint Venture for more information.”

Properties Summary

The subsection entitled “Sunrise Communities” in the section entitled “PROSPECTUS SUMMARY — Properties Summary” beginning at page 5 of the prospectus is deleted in its entirety.

The following is added to the end of the section entitled PROSPECTUS SUMMARY — Properties Summary” at page 6 of the prospectus.

Knoxville Medical Office Properties

On July 10, 2013 we, through our operating partnership, pursuant to a sale and purchase agreement with each of Jefferson Equity Partners, LLC (“JEP”), Oak Hill Partners, LLC (“OHP”), Knoxville Equity Partners, LLC (“KEP”) and Emory Development Partners, LLC (“EDP”) closed on the acquisition of four medical office buildings in or near Knoxville, Tennessee, for an aggregate purchase price of approximately $57.3 million (the “Knoxville Medical Office Properties”). The Knoxville Medical Office Properties have a total of 215,647 square feet of rentable space and each property is 100% leased. See “Business – Properties – Knoxville Medical Office Properties” and “Business – Borrowings – Knoxville Medical Office Properties” for further information.

Borrowings Summary

The subsection entitled “Sunrise Communities” in the section entitled “PROSPECTUS SUMMARY — Borrowings” beginning at page 7 of the prospectus is deleted in its entirety.

The following is added to the end of the section entitled “PROSPECTUS SUMMARY — Borrowings Summary” at page 7 of the prospectus.

Knoxville Medical Office Properties

On July 10, 2013, in connection with the acquisition of the Knoxville Medical Office Properties, we, through our subsidiaries, entered into a credit agreement with Regions Bank with a maximum aggregate principal amount of approximately $38.6 million. See “BUSINESS — Borrowings — Knoxville Medical Office Properties” for detailed information on this loan.

BUSINESS

Properties

The references in the legend and map to “Sunrise Joint Venture” in the section entitled “BUSINESS — Properties — Locations of our Properties” at page 79 of the prospectus is deleted in its entirety.

The subsection entitled “Sunrise Communities” in the section entitled “BUSINESS — Properties” beginning on page 81 of the prospectus is deleted in its entirety.

The following is added to the end of the section entitled “BUSINESS — Properties”, beginning at page 93 of the prospectus.

Knoxville Medical Office Properties

On July 10, 2013, we, through our operating partnership, acquired four medical office properties and related assets (collectively, the “Knoxville Medical Office Properties”) from each of Jefferson Equity Partners, LLC (“JEP”), Oak Hill Partners, LLC (“OHP”), Knoxville Equity Partners, LLC (“KEP”) and Emory Development Partners, LLC (“EDP”), each a Tennessee limited liability company (each a “Knoxville Medical Office Seller” and, collectively, the “Knoxville Medical Office Sellers”), pursuant to the terms and conditions of that certain Agreement of Sale and Purchase with each Knoxville Medical Office Seller, dated April 3, 2013. The aggregate purchase price for the Knoxville Medical Office Properties was approximately $57.3 million, excluding closing costs (the “Knoxville Medical Office Properties Purchase Price”).

The Knoxville Medical Office Properties consist of: (i) JEP’s interests in 15 condominium units in a medical office building known as Jefferson Medical Commons located in Jefferson City, Tennessee, together with JEP’s interests as landlord under the leases for such units: (ii) OHP’s interest in a medical office facility known as the Physicians Regional Medical Center-Central Wing Annex located in Knoxville, Tennessee, together with OHP’s interest in an air rights lease for the lease of the air parcel in which such facility is located and OHP’s interests as landlord in related leases; (iii) KEP’s interest in a medical office building known as Physicians Plaza A at North Knoxville Medical Center located in Powell, Tennessee, together with KEP’s leasehold interest in a related ground lease for the parcel on which such building is located and KEP’s interests as landlord in related leases of such building; and (iv) EDP’s interest in a medical office building known as Physicians Plaza B at North Knoxville Medical Center located in Powell, Tennessee, together with EDP’s leasehold interest in a related ground lease for the parcel upon which such building is located and EDP’s interests as landlord in related leases.

The following table lists each of the Knoxville Medical Office Properties, its location, rentable square footage, occupancy rates as of July 10, 2013, building age, and dates of construction:

Knoxville Medical Office Property	Location	Capacity (Rentable Square Feet)	Occupancy as of 7/10/2013	Year Built	Building Age	Purchase Price (in millions)
Physicians Plaza A at North Knoxville Medical Center	Powell, TN	67,410	100%	2005	8 years	$18.1
Physicians Plaza B at North Knoxville Medical Center	Powell, TN	75,109	100%	2008	5 years	$21.8
Physicians Regional Medical Center – Central Wing Annex	Knoxville, TN	24,650	100%	2004	9 years	$5.8
Jefferson Medical Commons	Jefferson City, TN	48,478	100%	2001	12 years	$11.6

Total:		215,647			7.5 years (avg.)	$57.3

The purchase price of the Knoxville Medical Office Properties was funded by equity contributions of approximately $23.8 million and the proceeds of a five-year term loan from Regions Bank for approximately $38.6 million. See “—Borrowings — Knoxville Medical Office Properties” for more information on this loan.

Effective as of the closing date of the Knoxville Medical Office Properties, each of the four Knoxville Medical Office Properties is managed by Healthcare Equity Partners, LLC (“HEP”), under a long-term management agreement having an initial term of five years, with automatic renewals of one year thereafter unless terminated by either party. HEP is paid a management fee equal to 5% of the gross monthly rents generated from each of the Knoxville Medical Office Properties. HEP is an affiliate of N.T. Brinkman, Inc. (“N.T. Brinkman”), a Virginia-based firm that has been wholly dedicated to the planning, development, funding, managing and operating of healthcare facilities since 1981. Also on July 10, 2013, we entered into a Right of First Offer Agreement with N.T. Brinkman pursuant to which N.T. Brinkman granted us, for three years from the closing of the acquisitions, the right of first offer to purchase any medical office building developed by N.T. Brinkman or any of its affiliates within a one mile radius of any of the Knoxville Medical Office Properties. In addition, on the same date, we entered into a Non-Solicitation Agreement with N.T. Brinkman pursuant to which N.T. Brinkman has agreed not to solicit or recruit tenants of the Knoxville Medical Office Properties to be tenants of any property owned or operated by any of the Knoxville Medical Office Sellers or their affiliates until the earlier of: (a) the expiration of five years from the closing of the acquisition of the Knoxville Medical Office Properties; or (b) as to any tenant of any Knoxville Medical Office Property, (i) our sale of such property; or (ii) the termination of N.T. Brinkman as a property manager of any property.

The Knoxville Medical Office Properties are leased under long-term triple-net lease agreements to healthcare service providers.

The following table lists the leasing information for each of the tenants leasing 10% or more of each of the four Knoxville Medical Office Properties:

Property/Tenant	Percentage of Property Leased	Length of Lease	Base Rent Per Year	Expiration Year	Renewal Option	Percentage Rent Increase Per Year
Physicians Plaza A at North Knoxville Medical Center
Health Management Associates (“HMA”)	18.5%
HMA Tennova Conference	6.61%	121 months	$84,078	April 2015	N/A	3%
HMA Tennova Pain Management	7.30%	121 months	$88,350	Aug. 2016	4 3-year	3%
HMA Tennova OB/GYN	4.59%	121 months	$58,793	Sept. 2016	4 3-year	3%
Knoxville Orthopedic Clinic	29.49%	180 months	$374,975	Mar. 2020	N/A	3%
Premier Surgical Associates	10.17%	180 months	$129,323	Mar. 2020	N/A	3%
Tennessee Urology Associates	14.71%	181 months	$176,090	Oct. 2021	N/A	3%
Tots and Teens Pediatrics	11.00%	217 months	$139,476	May 2023	N/A	3%
Greater Knoxville ENT (“GK ENT”)	10.25%
GK ENT (Suite 210)	2.74%	156 months	$32,652	Sept. 2021	N/A	3%
GK ENT (Suite 220	7.51%	181 months	$89,833	Oct. 2021	N/A	3%

Physicians Plaza B at North Knoxville Medical Center
Health Management Associates (“HMA”)	90.78%
HMA Summit IMA	33.59%	120 months	$542,128	Jan. 2019	N/A	3%
HMA Tennova Health System	53.52%	144 months	$874,328	Aug. 2020	2 3-year	3%
HMA Kristy Newton	3.67%	132 months	$59,870	Aug. 2020	N/A	3%

Physicians Regional Medical Center – Central Wing Annex
Health Management Associates (“HMA”)	100%
HMA East Tennessee Heart	50%	111 months	$264,864	May 2018	2 3-year	3%
HMA East Tennessee Heart 2	50%	172 months	$216,057	May 2018	N/A

Jefferson Medical Commons
Health Management Associates (“HMA”)	56.63%
HMA JMH Cardiac Rehab	3.32%	152 months	$0	Aug. 2013	3 5-year	2%
HMA JMH Rotation	8.40%	120 months	$69,911	Aug. 2013	3 5-year	2%
HMA JMH Conference	4.83%	120 months	$40,180	Aug. 2013	3 5-year	2%
HMA JMH Pulmonary	8.31%	12 months	$62,430	Oct. 2013	1 5-year	2%
HMA JMH Womens	7.20%	12 months	$54,120	Nov. 2013	1 5-year	2%
HMA JMH G20	4.09%	129 months	$35,922	May 2014	2 5-year	2%
HMA JMH Physicians Clinic	3.44%	144 months	$35,582	Mar. 2015	4 3-year	2%
HMA JMH Business Office	6.68%	180 months	$58,503	Dec. 2015	3 5-year	2%
HMA JMH Administration	5.43%	180 months	$47,548	Dec. 2015	2 5-year	2%
HMA JMH Clinic	4.93%	180 months	$43,225	Dec. 2015	3 5-year	2%

Tennessee Valley Primary Care (“TV Primary Care”)	35.82%
TV Primary Care (Suite 120)	7.62%	73 months	$66,915	June 2020	N/A	2%
TV Primary Care (Suite 110)	6.78%	84 months	$59,531	June 2020	N/A	2%
TV Primary Care (Suite 130)	21.42%	84 months	$188,134	June 2020	N/A	2%

Total/Average		134 months (avg.)	$2,652,885

The following table shows the weighted average occupancy rate for the Knoxville Medical Office Properties expressed as a percentage of rentable square feet, and the average effective annual rent per leased square foot during the past five years ended December 31:

Property	Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)

Physicians Plaza A at North Knoxville Medical Center	2008	100%	$22.25
	2009	100%	$22.64
	2010	100%	$23.17
	2011	100%	$23.79
	2012	100%	$24.48

Physicians Plaza B at North Knoxville Medical Center	2008	100%	$16.44
	2009	100%	$24.00
	2010	100%	$25.16
	2011	100%	$25.99
	2012	100%	$26.68

Physicians Regional Medical Center – Central Wing Annex	2008	100%	$23.96
	2009	100%	$25.87
	2010	100%	$25.36
	2011	100%	$26.01
	2012	100%	$26.97
Jefferson Medical Commons	2008	100%	$25.05
	2009	100%	$25.80
	2010	100%	$26.02
	2011	100%	$27.00
	2012	100%	$29.05

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rental revenue by the weighted average square footage leased during such year. The periods presented are prior to our ownership. As such, we do not have the records available to us for all such periods to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual rent per leased square foot amounts could be lower than those amounts disclosed above.

The following table aggregates all of the scheduled lease expirations for the Knoxville Medical Office Properties for each of the years ending December 31, 2013 through December 31, 2023, and the approximate annualized base rent and percentage of annualized rent represented by the leases at their expiration dates:

Year of Expiration(1)	Number of Tenants	Approximate Square Feet	Percentage of Total Leased Area	Base Annual Rental Income of Expiring Leases(2)	Percentage of Annual Rents
2013	5	16,059	7%	$235,705	6%
2014	3	9,471	4%	$131,635	3%
2015	5	14,711	7%	$270,944	6%
2016	2	8,018	4%	$147,143	3%
2017	0	0	0%	$0	0%
2018	4	28,434	13%	$550,318	11%
2019	3	35,759	19%	$699,670	16%
2020	8	91,586	49%	$1,770,105	37%
2021	3	16,826	9%	$298,575	6%
2022	0	0	0%	$0	0%
2023	1	7,415	4%	$140,174	3%

Total	34	228,279		$4,244,269

(1)	Represents current lease expiration and does not take into consideration lease renewals available at the option of the tenants under existing leases.
(2)	Represents the base rent, excluding tenant reimbursements, in the final month prior to expiration multiplied by 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

There are a number of comparable medical office buildings in the primary market areas for the Knoxville Medical Office Properties with which we may compete. We have no plans for material renovations or improvements to any of the Knoxville Medical Office Properties and believe they are suitable for their intended purposes. We also believe the Knoxville Medical Office Properties are adequately covered by insurance.

The following table sets forth our estimated depreciable basis for federal tax purposes in each of the Knoxville Medical Office Properties:

ESTIMATED DEPRECIABLE BASIS OF KNOXVILLE MEDICAL OFFICE PROPERTIES

Knoxville Medical Office Properties	Estimated Basis
(millions)
Physicians Plaza A at North Knoxville Medical Center	$17.7
Physicians Plaza B at North Knoxville Medical Center	$23.5
Physicians Regional Medical Center – Central Wing Annex	$5.6
Jefferson Medical Commons	$9.3

We calculate the estimated depreciable basis using the straight-line method and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively. The aggregate real estate taxes for the Knoxville Medical Office Properties were $265,000 for the year ended December 31, 2012.

We paid our advisor an aggregate Investment Services Fee of approximately $1.1 million in connection with the acquisition of the Knoxville Medical Office Properties, which is equal to 1.85% of the purchase price of the Knoxville Medical Office Properties.

The following supersedes and replaces in its entirety the section entitled BUSINESS — Dispositions — Sunrise Joint Venture” beginning at page 93 of the prospectus.

Dispositions

Sunrise Joint Venture

On July 1, 2013, pursuant to a purchase and sale agreement dated December 18, 2012 between our subsidiary, CHT SL IV Holding, LLC, and Health Care REIT, Inc. (“HCN”), we completed our sale of our joint venture membership interest in a senior housing joint venture (the “Sunrise Joint Venture”) with Sunrise Senior Living Investments, Inc. (“Sunrise”) for a sales price of approximately $61.8 million including transaction costs, of which approximately $0.6 million were paid to our advisor, CNL Healthcare Corp., as a disposition fee under the Advisory Agreement. The Company acquired its membership interests in June 2012 for an equity contribution of approximately $56.3 million, including certain transactional and closing costs.

Borrowings

The subsection “Sunrise Communities” in the section entitled “BUSINESS — Borrowings” beginning at page 94 of the prospectus is deleted in its entirety.

The following is added to the end of the section entitled “BUSINESS — Borrowings” beginning at page 94 of the prospectus.

Knoxville Medical Office Properties

On July 10, 2013, we, through subsidiaries of our operating partnership, CHP Knoxville Plaza A MOB Owner, LLC, CHP Knoxville Plaza B MOB Owner, LLC, CHP Central Wing Annex MOB Owner, LLC, and CHP Jefferson Commons Condo MOB Owner, LLC (the “Knoxville Medical Office Borrowers”) entered into a Credit Agreement with Regions Banks (the “Regions Bank Knoxville Medical Office Credit Agreement”) providing for a five-year credit facility in the maximum aggregate principal amount of approximately $38.6 million of which approximately $35.4 million was funded in connection with the acquisition of the Knoxville Medical Office

Properties (other than the Condo Group Two Units). Approximately $3.2 million (the “Condo Group Two Advance”) will be funded upon Regions Bank’s receipt of a satisfactory appraisal of four of the 15 condominium units acquired as part of the Jefferson Medical Commons property and the Knoxville Medical Office Borrowers’ satisfaction of certain other conditions required under the Regions Bank Knoxville Medical Office Credit Agreement, including a loan to value of not more than 67%, taking the Condo Group Two Units into account (the “Knoxville Medical Office Loan”).

The Knoxville Medical Office Loan bears interest at a rate equal to the sum of (i) LIBOR and (ii) 2.5% per annum, payable monthly, and matures on July 10, 2018 (the “Maturity Date”). From July 10, 2013 through January 9, 2015 (the “Interest Only Period”), all accrued and unpaid interest on the outstanding amount of the Knoxville Medical Office Loan is due and payable on (i) August 15, 2013, (ii) on each successive payment due date thereafter during the Interest-Only Period, and (iii) on the last day of the Interest-Only Period. On the first payment due date immediately following the Interest-Only Period and on each payment due date thereafter through the Maturity Date (the “Term Period”), the Knoxville Medical Office Borrowers will pay to Regions Bank (1) all accrued and unpaid interest on the outstanding principal balance of the loan, and (2) a principal payment equal to the product of (i) a fraction, the numerator of which is one, and the denominator of which is the number of months during the Term Period, times (ii) the total principal payments that would be made over such number of months, based on the monthly amortization of principal and interest on a hypothetical loan where (x) the principal indebtedness being amortized is equal to the principal indebtedness owing under the loan as of the first day of the Term Period, (y) the interest rate during the amortization period is equal to 5% per annum, and (z) the amortization period is three hundred sixty (360) months.

The Regions Bank Knoxville Medical Office Credit Agreement contains affirmative, negative and financial covenants customary for this type of credit facility, including limitations on incurrence of additional indebtedness and debt service coverage requirements. The Regions Bank Knoxville Medical Office Credit Agreement is collateralized by a leasehold deed of trust mortgage on all fixtures on the real estate of the Knoxville Medical Office Properties, the assignment of all leases and rents due from tenants of the Knoxville Medical Office Properties and the assignment of our rights under the Knoxville Medical Office Properties management agreements.

We are required to pay Regions Bank a commitment fee of approximately $193,045 which equals approximately 0.5% of the Knoxville Medical Office Loan. Approximately $176,795 of the commitment fee was paid on July 10, 2013 with the initial funding, and the remaining approximately $16,250 is payable upon the funding of the Condo Group Two Advance.

MANAGEMENT

The following replaces in its entirety the table of directors and executive officers in the section entitled “MANAGEMENT — Directors and Executive Officers” at page 122 of the prospectus:

Directors and Executive Officers

The following table sets forth the names, ages, and positions currently held by each of our directors and executive officers:

Name	Age*	Position
James M. Seneff, Jr.	66	Director and Chairman of the Board
Thomas K. Sittema	54	Director and Vice Chairman of the Board
J. Chandler Martin	62	Independent Director and Audit Committee Financial Expert
Michael P. Haggerty	60	Independent Director
J. Douglas Holladay	66	Independent Director
Stephen H. Mauldin	44	President and Chief Executive Officer (Principal Executive Officer)
Joseph T. Johnson	38	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)
Ixchell C. Duarte	46	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
Holly J. Greer	41	Senior Vice President, General Counsel and Secretary

*	As of June 27, 2013

The biography of Dr. Bruce Douglas is deleted in its entirety from the section entitled “MANAGEMENT — Directors and Executive Officers” beginning at page 123 of the prospectus.

SUMMARY OF THE CHARTER AND BYLAWS

The following replaces in its entirety the section entitled “SUMMARY OF THE CHARTER AND BYLAWS” beginning at page 154 of the prospectus:

General

We are organized as a corporation under the laws of the State of Maryland. As a Maryland corporation, we are governed by the MGCL. Maryland corporate law deals with a variety of matters regarding Maryland corporations, including liabilities, stockholders, directors, officers, the amendment of our charter and mergers of a Maryland corporation with other entities. Since many matters are not addressed by Maryland corporate law, it is customary for a Maryland corporation to address these matters through provisions in its charter.

On April 30, 2013, our board of directors, including a majority of our Independent Directors approved the Second Articles of Amendment and Restatement of the Company and an amendment to the Company’s bylaws. Our stockholders subsequently approved these Second Articles of Amendment and Restatement and this amendment to the Company’s bylaws on June 27, 2013. Also on June 27, 2013, our board of directors approved the Third Amended and Restated Bylaws of the Company. The changes reflected in the Company’s Second Articles of Amendment and Restatement and Third Amended and Restated Bylaws are designed to, among other things, provide greater consistency with state law and to more closely align the Company’s governance structure to that of other public companies. The Company’s Second Articles of Amendment and Restatement and Third Amended and Restated Bylaws supersede and replace in their entireties all of our previously adopted charters and bylaws, the amendments thereto and the amendments and restatements thereof.

Our charter and bylaws contain certain provisions that could make it more difficult to acquire control of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer.

Our charter also permits the Listing of our stock by our board of directors on a national securities exchange.

The discussion below sets forth material provisions of governing laws, instruments and guidelines applicable to us. For more complete provisions, refer to the MGCL and our charter and bylaws.

Description of Capital Stock

We have authorized a total of 1.62 billion shares of capital stock, consisting of 1.12 billion shares of common stock, $0.01 par value per share, 200 million shares of preferred stock, and 300 million excess shares. We have obtained an opinion from our legal counsel, Lowndes, Drosdick, Doster, Kantor & Reed, P.A. that all of our shares offered hereby will be fully paid and nonassessable when issued. Prior to commencement of our initial public offering, 22,222 shares of our common stock were issued and outstanding and held by our advisor.

Our board of directors may determine to engage in future offerings of common stock of up to the number of authorized but unissued shares of common stock available following the termination of this offering, and may, in the future, seek to increase the number of authorized shares, if it determines that either such action is in our best interest.

We will not issue share certificates except to stockholders who make a written request to us. Each stockholder’s investment will be recorded on our books, and information concerning the restrictions and rights attributable to shares (whether in connection with an initial issuance or a transfer) will be sent to the stockholder receiving shares in connection with an issuance or transfer. A stockholder wishing to transfer his or her shares will be required to send us forms, which we will provide at the stockholder’s request.

Stockholders have no preemptive rights to purchase or subscribe for securities that we may issue subsequently. Each share of common stock is entitled to one vote per share, and shares do not have cumulative voting rights. The stockholders are entitled to distributions in such amounts as may be authorized by our board of directors and declared by us from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any of our Assets remaining after payment in full to all creditors.

Our charter authorizes our board of directors to designate and issue from time to time one or more classes or series of common or preferred stock without stockholder approval. Our board of directors may determine the relative rights, preferences and privileges of each class or series of common or preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of common or preferred stock, it may afford the holders of any series or class of stock preferences, powers and rights senior to the rights of holders of common stock offered in this offering. The issuance of common or preferred stock could have the effect of delaying or preventing a change in control of us.

For a description of the characteristics of the excess shares, which differ from our common stock and preferred stock in a number of respects, including voting and economic rights, see below at “— Restriction of Ownership.”

Preferred Stock

Under our charter, our board of directors is authorized, subject to certain limitations and without further stockholder approval, to issue from time to time one or more series of our preferred stock, with such distinctive designations, powers, rights and preferences as will be determined by our board of directors. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a liquidation preference in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such occurrence. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Preferred stock will be available for possible future financings, acquisitions and general corporate purposes without any legal requirement that we obtain any stockholder authorization.

Board of Directors

Our charter provides that the number of directors cannot be less than three or more than 11, subject to any express rights of any holder of our preferred stock to elect additional directors under specific circumstances. Our charter also provides that a majority of the board of directors will be Independent Directors. Each director, other than a director elected to fill a vacancy, will be elected at each annual meeting or at any special meeting of the stockholders called for that purpose. The vote necessary for the election of directors is a majority of the votes cast at the annual meeting, or special meeting called for that purpose, at which quorum is present. Abstentions and broker non-votes have no effect on the election of directors. Board vacancies resulting from an increase in the number of directors will be filled by a majority of the entire board of directors, and any other vacancies will be filled by a majority of the remaining directors, whether or not their number is sufficient to constitute a quorum; provided, however, that Independent Directors will nominate replacements for vacancies among the Independent Directors. Under our charter, the term of office for each director will be one year, expiring at each annual meeting of stockholders; however, nothing in our charter prohibits a director from being reelected by the stockholders. Our directors may establish such committees as they deem appropriate (provided that the majority of the members of each committee are Independent Directors). Our directors may, from time to time, elect a chairman of the board of directors to preside at all meetings of the directors and the stockholders, and who will be assigned such other responsibilities as our directors may designate.

Stockholder Meetings; Written Consent

An annual meeting will be held for the purpose of electing directors and for transacting such other business as may properly come before the meeting, and will be held not less than 30 days after delivery of our annual report. Under our bylaws, a special meeting of stockholders may be called by the chief executive officer, the president, the chairman of the board of directors, a majority of the board of directors or a majority of our Independent Directors.

Special meetings of the stockholders must be called by our secretary at the written request of stockholders holding outstanding shares of our stock representing at least 10% of all votes entitled to be cast on any issue proposed to be considered at any such special meeting. Upon receipt of such a written request, either in person or by mail, stating the purpose or purposes of the meeting, we will provide all stockholders, within ten days of receipt of the written request, written notice, either in person or by mail, of the time and place of the meeting and its purpose. Such annual or special meeting of stockholders will be held no less than 15 nor more than 60 days after distribution of the notice.

Except as otherwise provided in our charter, each share of common stock has the right to vote on all matters at all meetings of our stockholders, and is entitled to one vote for each share of common stock entitled to vote at the meeting. In general, the presence in person or by proxy of 50% or more of our outstanding shares of our stock entitled to vote shall constitute a quorum, and a majority vote thereof will be binding on all of our stockholders.

Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting under Maryland law, if a unanimous consent in writing or by electronic transmission to such action is given by all of the stockholders.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

For annual meetings, our bylaws generally require notice at least 120 days and not more than 150 days before the anniversary of the prior annual meeting of stockholders in order for a stockholder to (i) nominate a director, or (ii) propose new business other than pursuant to the notice of the meeting or by, or at the direction of, the directors. Further, our bylaws generally require notice of director nominations at least 60 days and not more than 90 days prior to a special meeting of stockholders called for the purpose of electing one or more directors. Accordingly, failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Amendments to the Charter and Bylaws; REIT Status

Generally, our charter may be amended only if the amendment is declared advisable by the board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all the votes entitled to be cast on the amendment. However, our board of directors may, upon the affirmative vote of a majority of the entire board of directors, and without the approval of the stockholders amend our charter to: (i) increase or decrease the aggregate number of authorized shares of our stock, or the number of shares of any class or series of stock that we have the authority to issue; (ii) change our name; (iii) change the name or other designation or the par value of any class or series of our shares and the aggregate par value of our shares or (iv) effect certain reverse stock splits. Additionally, in the event that our board of directors determines that it is no longer in our best interest to qualify as a REIT, our board of directors may take such action, without stockholder approval, to cause the termination of our qualification as a REIT.

Under our charter, the board of directors has the power to amend and repeal the bylaws of the Company without the vote of stockholders, provided that such amendments are not inconsistent with the provisions of the charter. However, until the Listing, the amendment of the bylaws requires a stockholder vote where the proposed bylaw amendment would adversely affect the rights, preferences and privileges of the stockholders. After Listing, the board of directors shall have the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.

Except for the foregoing, without stockholder approval, our board of directors may not:

•	amend the charter, except as described above;

•	sell all or substantially all of our Assets other than in the ordinary course of business or in connection with our liquidation and dissolution;

•	cause a merger or consolidation of us or a statutory share exchange when such stockholder approval is required by Maryland law; or

•	cause us to dissolve.

Fees Payable to Our Advisor

Our charter describes certain fees payable to our advisor, its affiliates and affiliates of our sponsor. See “Management Compensation” for a detailed discussion of these fees.

Mergers, Combinations and Sale of Assets

Generally, a sale or other disposition of all or substantially all of our Assets, a merger or consolidation of us, a statutory share exchange or a dissolution must be declared advisable by our board of directors and approved by the stockholders of a majority of the shares of our stock then outstanding and entitled to vote on the matter. In addition, any such transaction involving our sponsor, our advisor, any of our directors or any of their affiliates also must be approved by a majority of our directors (including a majority of our Independent Directors) not otherwise interested in such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

The Maryland Business Combination Act provides that certain business combinations (including mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland corporation and any Person (as defined in our charter) who beneficially owns 10% or more of the voting power of such corporation’s outstanding voting stock or an affiliate or associate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of such corporation (an “Interested Stockholder”) or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of such corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as determined by statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

Our board of directors adopted a resolution providing that the prohibitions and restrictions set forth in the Maryland Business Combination Act are inapplicable to any business combination between us and any Person. Consequently, the five year prohibition and supermajority vote requirements will not apply to business combinations between us and any Person.

Control Share Acquisitions

The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer and/or officers or employees who are directors of the corporation. Control shares are shares which, if aggregated with all other shares of the corporation previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors of such corporation within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring Person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

Our charter provides that the Maryland Control Share Acquisition Act is inapplicable to any acquisition of our securities by any Person. Consequently, in instances where our board of directors otherwise waives or modifies restrictions relating to the ownership and transfer of our securities or such restrictions are otherwise removed, our control shares will have voting rights, without having to obtain the approval of a supermajority of the outstanding shares eligible to vote thereon.

Dissolution

Our voluntary dissolution must be declared advisable by a majority of the entire board of directors and approved by the affirmative vote of the holders of the majority of the outstanding Equity Shares entitled to vote thereon. We will continue perpetually unless dissolved pursuant to the provisions of our charter or pursuant to any applicable provision of the MGCL.

Procedure Upon Liquidation

Upon any final Liquidity Event, all distributions will be forwarded to a stockholder’s address of record. Moreover, any distributions that can be considered a return of capital, special distribution or sales (any large cash outlay) for non-qualified plans will go to the stockholder’s address of record unless directed elsewhere via written instruction from the stockholder or the stockholder’s authorized broker.

Restriction of Ownership

To qualify as a REIT under the Code, among other things, (i) not more than 50% of the value of the REIT’s outstanding stock may be owned, directly or indirectly (applying certain attribution rules), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year; (ii) the REIT’s stock must be beneficially owned (without reference to any attribution rules) by 100 or more Persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and (iii) certain other requirements must be satisfied. See “Federal Income Tax Considerations — Taxation of CNL Healthcare Properties, Inc.”

To ensure that we satisfy these requirements, among other purposes, our charter restricts the direct or indirect ownership (applying certain attribution rules) of shares of common stock and preferred stock by any Person to no more than 9.8%, by number or value, of the outstanding shares of such common stock or 9.8%, by number or value, of any series of preferred stock, which we refer to herein as the “ownership limitation.” It is the responsibility of each Person owning or deemed to own more than 5% of the outstanding shares of common stock or any series of outstanding preferred stock to give us written notice of such ownership. In addition, to the extent deemed necessary by our directors, we can demand that each stockholder disclose to us in writing all information regarding the beneficial and constructive ownership (as such terms are defined in our charter) of the common stock and preferred stock. However, our charter generally provides that our board of directors, upon a receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence, representations or undertakings acceptable to our board of directors may, in its sole discretion, waive the application of certain transfer restrictions or the 9.8% ownership limit to a Person if our board of directors determines that such Person’s ownership of our common stock and/or preferred stock will not jeopardize our status as a REIT under the Code. In addition, the restrictions on transfer, ownership limitations and information requirements described in this section will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT under the Code.

Subject to our board of directors’ ability to waive certain of the following restrictions in certain circumstances (as described above), transfers of shares of our common stock or preferred stock or other events that would create a direct or indirect ownership of such stock that would (i) violate the ownership limit; (ii) result in our disqualification as a REIT under the Code, including any transfer that results in (A) our common stock and/or preferred stock being beneficially owned by fewer than 100 Persons or (B) our Company being “closely held” within the meaning of Section 856(h) of the Code; or (iii) potentially jeopardize our status as a REIT under the Code, will be null and void and of no effect with respect to the shares in excess of the applicable limit or in violation of the applicable restriction and, accordingly, the intended transferee (or “prohibited owner”) will not acquire any right or interest in such shares. Any shares owned or transferred in excess of an applicable limitation will be automatically exchanged for “excess shares” and will be transferred by operation of law to an unaffiliated trust for the exclusive benefit of one or more qualified charitable organizations. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a Person or entity who could own the shares without violating the applicable limit and distribute to the prohibited owner an amount equal to the lesser of:

•	the proceeds of the sale;

•

the price paid for the stock in excess of the applicable limit by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of our shares on the date of the transfer or other event; or

•	the pro rata amount of the prohibited owner’s initial capital investment in us properly allocated to such excess shares.

All dividends and other distributions received with respect to the excess shares prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the prohibited owner will be distributed to the beneficiary of the trust. In connection with any liquidation, however, the trust must distribute to the prohibited owner the amounts received upon such liquidation, but the prohibited owner is not entitled to receive amounts in excess of the price paid for such shares by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event. In addition to the foregoing transfer restrictions, we have the right, for a period of 90 days during the time any excess shares are held by the trust, to purchase all or any portion of such excess shares for the lesser of the price paid for such shares by the prohibited owner (or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of our shares on the date of the transfer or other event) or the market price of our stock on the date we exercise our option to purchase, which amount will be paid to the prohibited owner. In all instances, the market price will be determined in the manner set forth in the charter.

For purposes of our charter, the term “Person” means an individual, corporation, partnership, trust, joint venture, limited liability company or other entity or association.

Limitation of Liability and Indemnification

Our charter, subject to the conditions set forth therein and under Maryland law, eliminates the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) our present or former directors and officers, (b) any individual who, while a director or officer of us and who at our request serves or has served as a director, officer, partner or trustee of another corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and (c) our advisor or any of its affiliates or directors or employees acting as our agent. Notwithstanding the foregoing, our charter prohibits us from indemnifying an officer, a director, our advisor or an affiliate of our advisor for loss or liability suffered by any of them or holding any of them harmless for any loss or liability suffered by us unless each of the following conditions are met: (i) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (ii) the party seeking indemnification was acting or performing services on our behalf; (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is an officer, a director (other than an Independent Director), our advisor or an affiliate of our advisor or a director or employee of the foregoing acting as an agent of our Company, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an Independent Director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of Net Assets and not from our stockholders.

Our articles also contain limits on indemnifying against liability arising under federal or state securities laws. The Commission takes the position that indemnification against liabilities arising under the Securities Act is contrary to public policy and unenforceable. Indemnification of the directors, our officers, our advisor or its affiliates will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee;

•	such claims have been dismissed with prejudice on the merits as to the Indemnitee by a court of competent jurisdiction; or

•

a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Commission and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

We will pay or reimburse funds to an officer, a director, our advisor or an affiliate of our advisor for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding if all of the following are satisfied:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the party seeking such advancement has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification;

•

the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his capacity as such and a court of competent jurisdiction specifically approves such advancement; and

•

the party seeking indemnification provides us with a written agreement to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he is found not to be entitled to indemnification.

No preliminary determination by our board of directors, the stockholders or independent counsel of the ultimate entitlement an officer, a director, our advisor, or an affiliate of our advisor to indemnification is required before the advancement of legal expenses and other costs.

We have entered into indemnification agreements with each of our officers and directors, and have purchased insurance policies offering our officers and directors substantially the same scope of coverage afforded by the indemnification provisions of our charter. The indemnification agreements require, among other things, that we indemnify our officers and directors to the fullest extent permitted by our charter, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. In accordance with these agreements, we must indemnify and advance all expenses reasonably incurred by officers and directors seeking to enforce their rights under the indemnification agreements. Although these indemnification agreements offer the same scope of coverage afforded by the indemnification provisions in the charter, they provide greater assurance to directors and officers that indemnification will be available because these contracts cannot be modified unilaterally by our board of directors or by our stockholders.

Removal of Directors

Under our charter, a director may resign or be removed with or without cause only at a meeting of the stockholders called for that purpose, by the affirmative vote of the holders of not less than a majority of the shares of our stock then outstanding and entitled to vote, without the necessity for concurrence by the directors, subject to the rights of any holders of preferred stock to vote for such directors. The notice of such meeting will indicate that the purpose, or one of the purposes, of such meeting is to determine if a director should be removed.

Inspection of Books and Records

The directors will keep, or cause to be kept, on our behalf, financial statements calculated in accordance with GAAP. All of such financial statements, together with all of our other records, including a copy of the charter and any amendments thereto, will at all times be maintained at our principal office, and will be open to inspection, examination, and, for a reasonable charge, duplication upon reasonable notice and during normal business hours by a stockholder or his or her agent.

As a part of our books and records, we will maintain at our principal office an alphabetical list of names of all stockholders along with the number of shares held by each stockholder. Such list will be available for inspection at our principal office by a stockholder or his or her designated agent upon such stockholder’s request. Such list also will be mailed to any stockholder requesting the list within ten days of a request. The Company may impose a reasonable charge for expenses incurred in reproduction of the stockholder list pursuant to the stockholder request.

If our advisor or directors neglect or refuse to exhibit, produce or mail a copy of the stockholder list as requested, our advisor and our directors will be liable to any stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and for actual damages. We may, however, raise as a defense that the actual purpose and reason for the request for inspection or for a copy of the stockholder list is to secure such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to our affairs. We may require the stockholder requesting the stockholder list to represent that the list is not requested for a commercial purpose unrelated to the stockholder’s interest in us. The remedies provided by the charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal or applicable state law.

Restrictions on “Roll-Up” Transactions

In connection with a proposed Roll-Up Transaction, which, in general terms, refers to any transaction involving our acquisition, merger, conversion or consolidation, directly or indirectly, and the issuance of securities of a Roll-Up Entity (as defined in our charter) that would be created or would survive after the successful completion of the Roll-Up Transaction, an appraisal of all properties will be obtained from an independent appraiser. In order to qualify as an independent appraiser for this purpose, the Person will have no material current or prior business or personal relationship with our advisor or directors and will be engaged to a substantial extent in the business of rendering opinions regarding the value of real property and/or Assets of the type we hold. Any properties will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the properties as of a date prior to the announcement of the proposed Roll-Up Transaction. The appraisal will assume an orderly liquidation of properties over a 12-month period. The terms of the engagement of such independent appraiser will clearly state that the engagement is for our benefit and that of our stockholders. A summary of the independent appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to stockholders in connection with a proposed Roll-Up Transaction. If the appraisal will be included in a prospectus used to offer the securities of the Roll-Up Entity, then the appraisal shall be filed with the Commission and the states as an exhibit to the registration statement for the offering.

In connection with a proposed Roll-Up Transaction, the Person sponsoring the Roll-Up Transaction will offer to stockholders who vote against the proposal the choice of:

•	accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction; or

•	one of the following:

•	remaining stockholders of us and preserving their interests on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to the dissenting stockholders’ pro rata share of the appraised value of our Net Assets.

We are prohibited from participating in any proposed Roll-Up Transaction:

•

that would result in the stockholders having democracy rights in the Roll-Up Entity that are less than those provided in our charter and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of the charter and our dissolution. See “— Description of Capital Stock” and “— Stockholder Meetings”;

•

that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor;

•	in which investor’s rights to access of records of the Roll-Up Entity will be less than those provided in our charter and described in “— Inspection of Books and Records” above;

•	or in which any of the costs of the Roll-Up Transaction would be borne by us if the Roll-Up Transaction is rejected by our stockholders.

Caution Concerning Forward-Looking Statements

Certain statements above constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimated per share value of the Company’s common stock, and other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

Important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements include, but are not limited to, government regulation, economic, strategic, political and social conditions, and the following: risks associated with the Company’s investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; the availability of proceeds from the Company’s offering of its shares; risks of doing business internationally, including currency risks; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with debt covenants; the Company’s ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to property expansions and renovations; risks related to development projects or acquired property value-add conversions, if applicable, including construction delays, cost overruns, the Company’s inability to obtain necessary permits, and/or public opposition to these activities; competition for properties and/or tenants; defaults on or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; inaccuracies of the Company’s accounting estimates; unknown liabilities of acquired properties or liabilities caused by property managers or operators; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expenses; uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding and/or potential litigation; risks associated with the Company’s tax structuring; failure to qualify for and maintain the Company’s REIT qualification; and the Company’s ability to protect its intellectual property and the value of its brand.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, this and the Company’s quarterly reports on Form 10-Q, the Company’s annual report on Form 10-K, and its registration statements on Form S-11 and the sticker supplements and amendments thereto, copies of which may be obtained from the Company’s website at http://www.cnlhealthcareproperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made; the Company undertakes no obligation to, and expressly disclaims any obligation to, update or revise its forward-looking statements to reflect new information, changed assumptions, the occurrence of subsequent events, or changes to future operating results over time unless otherwise required by law.